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                                                                     EXHIBIT 1.2
                      [CHRYSLER CORPORATION LETTERHEAD]

William J. O'Brien
Vice President
General Counsel and Secretary

                                          July 6, 1995

Mr. Lee A. Iacocca
Lee Iacocca & Associates, Inc.
1440 S. Sepulveda Blvd., 3rd Floor
Los Angeles, CA 90025

                           OUTSTANDING STOCK OPTIONS

Dear Lee:

     At a meeting this morning, the Board of Directors of Chrysler Corporation carefully reviewed the letter submitted on your behalf. Based upon the Board's review of the requirements of the Plan, the Board has determined that the conditions precedent to stock option exercise specified in the Plan have not been satisfied, and that, accordingly, the Company will not process the option exercise request made on your behalf last week.

                                          Sincerely,

                                          Bill

WJO: mc